Exhibit 99.1

ORIGIN AGRITECH NAMES NEW PRESIDENT & CEO

Board of Directors appoints Dr. William S. Niebur to grow business, lead strategic entry into global market

April 25, 2016 – Beijing, CHINA – The Board of Directors of Origin Agritech Ltd., a technology-focused crop seed provider, today announced Dr. William S. Niebur as the company’s new president and CEO. Dr. Niebur assumes the title from current CEO Dr. Gengchen Han, who will retain his position as Chairman of the Board.

Dr. Niebur takes the reins of the company at a time when Origin is strategically positioning itself as a global participant in the biotechnology and seed market. Origin will continue to enhance and expand its core seed business, while pursuing new opportunities and markets.

“This announcement is the next step in our strategic plan to grow our worldwide presence in the biotechnology and seed industries,” Dr. Han said. “Dr. Niebur’s extensive experience, strategic vision, industry relationships and reputation – in Asia, North and South America and Europe – will help to further accelerate Origin’s emergence on the global stage.”

“I am honored to be selected as the next president and CEO of Origin,” Dr. Niebur said. “This is a bold and innovative company that is redefining its future. Origin is well-positioned with its established core seed business and proprietary germplasm development program, as well as its emerging seed-traits business. Origin will continue to focus on growth while driving stronger execution in the Asia seed business. The recruitment of stronger talent, development and out-licensing of novel value-added traits, and deepening of current and new strategic partnerships to grow our business globally will become a significant part of Origin's future.”

Dr. Niebur most recently served with DuPont Pioneer as Vice President and General Manager with strategic oversight responsibility for China, East Asia and Oceania. Dr. Niebur has been in the seed business for more than three decades, beginning his career as a corn geneticist in Princeton, Ill. He went on to gain extensive global experience, first overseeing research and development while living in Europe, then returning to North America as the company’s global Vice President for R&D, and finally moving into business operations managing seed businesses in East and North Asia. In 2015, Dr. Niebur was named as one of 50 people “Shaping the Future of the U.S.-China Relationship” in the Pacific Power Index, publicized by Foreign Policy Group. Dr. Niebur was instrumental in integrating technologies into plant genetics programs and was granted several patents which led to the commercialization of more than 30 branded products during his scientific career. Dr. Niebur holds both his Bachelor of Science and Master of Science degrees from Iowa State University. He earned his doctorate in plant breeding and cytogenetics from the University of Minnesota.

“I am proud of the work that has been accomplished by the research and business teams over the past 33 years, and humbled by the learning opportunities that were afforded to me in my career,” Dr. Niebur said. “After my retirement earlier this year, now seemed the right time for a new direction and challenge. I couldn’t be more excited about the opportunity to become the leader of a proven and established seed and technology company, which is strategically positioned for growth under the Chairmanship and future vision of Dr. Han, the Board of Directors and a new senior management team.”

Today’s announcement comes a little more than two weeks after Origin announced a major commercial collaboration agreement to develop new seed technologies for Chinese farmers in partnership with a leading multinational company. These combined efforts will contribute to the modernization and stabilization of China’s dynamic agriculture system,leading to improved food and environmental security, closely aligned with published government priorities and initiatives.

Origin has also applied for patents and regulatory approval in other countries, including the United States, to advance its global strategy to meet the needs of farmers around the world.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies in China, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

CONTACT:

Song Xu

song.xu@originseed.com.cn

+86 10 5890-7556

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506